UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 3, 2025

FG MERGER II CORP.

(Exact name of registrant as specified in its charter)

Nevada	001-42493	86-2579471
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

104 S. Walnut Street, Unit 1A

Itasca, IL 60143

(Address of principal executive offices)

(847) 751-9017

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	FGMC	THE NASDAQ STOCK MARKET LLC
Rights	FGMCR	THE NASDAQ STOCK MARKET LLC
Units	FGMCU	THE NASDAQ STOCK MARKET LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Amendment to the Merger Agreement

On November 3, 2025, FG Merger II Corp. (“FGMC”), entered into an Amendment (the “Amendment”) to that certain Agreement and Plan of Merger, dated as of August 4, 2025 (the “Merger Agreement”), by and among FGMC, BOXABL Inc., (“BOXABL”)and FG Merger Sub II Inc. (“Merger Sub” and together with BOXABL and FGMC, the “Parties”). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Merger Agreement.

Pursuant to the Amendment, the Parties to the Merger Agreement agreed to extend the Agreement End Date for the Merger Agreement from December 31, 2025, to March 31, 2026.

The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 2.1 and is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

On November 4, 2025, BOXABL and FGMC issued a press release (the “Press Release”) announcing the execution of the Amendment. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein. The information in this Item 7.01, including Exhibit 99.1 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1.

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement has been filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”). The proposed transaction will be submitted to shareholders of FGMC for their consideration. FGMC has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes preliminary and definitive proxy statements to be distributed to FGMC’s shareholders in connection with FGMC’s solicitation of proxies for the vote by FGMC’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to BOXABL’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to BOXABL stockholders and FGMC shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, FGMC and BOXABL shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents will contain important information about FGMC, BOXABL and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by FGMC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143 or to BOXABL 5345 E North Belt Rd Las Vegas NV 89115.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding BOXABL’s ability to execute its business model and the expected financial benefits of such model; expectations regarding BOXABL’s ability to attract, retain, and expand its customer base; BOXABL’s deployment of Casita; BOXABL’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting BOXABL’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for BOXABL to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of BOXABL and FGMC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that BOXABL is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; BOXABL’s historical net losses and limited operating history; BOXABL’s expectations regarding future financial performance, capital requirements and unit economics; BOXABL’s use and reporting of business and operational metrics; BOXABL’s competitive landscape; BOXABL’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of BOXABL’s business plans and the potential need for additional future financing; BOXABL’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; BOXABL’s reliance on strategic partners and other third parties; BOXABL’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of FGMC could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings or government investigations that may be commenced against BOXABL or FGMC; failure to realize the anticipated benefits of the proposed transaction; the ability of FGMC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in FGMC’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by BOXABL, FGMC or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of BOXABL’s and FGMC’s management as of the date of this Current Report on Form 8-K; subsequent events and developments may cause their assessments to change. While BOXABL and FGMC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Current Report on Form 8-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in FGMC is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of FGMC, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

FGMC, BOXABL and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from FGMC’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FGMC’s and BOXABL’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by FGMC and BOXABL with the SEC. You can find more information about FGMC’s directors and executive officers in FGMC’s final prospectus related to its initial public offering filed with the SEC on January 29, 2025 and in periodic reports filed by FGMC with the SEC. You can find more information about BOXABL’s directors and executive officers in its Annual Report on Form 10-K, filed with the SEC on April 14, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report on Form 8-K, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit Number	Description
2.1	Amendment to Merger Agreement, dated as of November 3, 2025, by and among FG Merger II Corp., BOXABL Inc., and FG Merger Sub II Inc.
99.1	Press Release dated November 4, 2025
104	Cover Page Interactive Data File (embed within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 4, 2025
FG MERGER II CORP.

By:	/s/ Hassan R. Baqar
Name: Hassan R. Baqar
Title: Chief Financial Officer

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